UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: November 29, 2007

	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES THIRD QUARTER AND NINE MONTH 2007

FINANCIAL AND OPERATING RESULTS

Moscow and New York (November 29, 2007) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia and the Commonwealth of Independent States (CIS) today announced its financial and operating results for the quarter and nine months ended September 30, 2007.

Financial and Operating Highlights

•	Net operating revenues reached a record high $1,955.9 million in the third quarter, a year-on-year increase of 43.9% and a quarter-on-quarter increase of 13.9%.

•	OIBDA reached a record high $1,015.2 million, a year-on-year increase of 41.4% and a quarter-on-quarter increase of 13.2%.

•	OIBDA margin was 51.9%, including 52.7% in Russia and 52.7% in Kazakhstan.

•	Net income totaled a record high $458.0 million, a year-on-year increase of 70.7%.

•	Operating cash flow reached a record high $856.5 million, a year-on-year increase of 34.1%.

•	MOU and ARPU grew sequentially, including 8.9% ARPU growth in Russia

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “It was another strong quarter for VimpelCom. The Company achieved all-time records in key financial parameters: revenue, OIBDA, net income and operating cash flow.

“We are pleased with our progress in Russia and in the CIS countries, particularly in Ukraine and Uzbekistan. On the back of strong revenue growth, OIBDA of our Ukrainian business moved into positive territory, confirming our ability to build a profitable business in that country. In Uzbekistan, we built our market share, while improving margins.

“We believe that the increasing usage in Russia and expanding subscriber base in the CIS countries will continue to keep our business growing robustly”.

Changes in definitions and reported data

Beginning with the Company’s 1Q2007 earnings press release, the number of subscribers, ARPU and MOU are reported on the basis of active subscribers. For convenience, we continue to report the registered subscriber base and the related figures for comparable periods (see Attachment A for relevant definitions and refer to Attachment D for relevant data).

We continue to tighten our reported churn policy in order to decrease license costs associated with keeping registered subscribers in the base. For example, in Russia and Kazakhstan during the second and third quarters of 2007 we decreased the period for the disconnection of inactive pre-paid subscribers with a positive balance from twelve months to ten months and in Ukraine – from twelve months to six months.

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VimpelCom Announces Third Quarter And Nine Month 2007 Financial And Operating Results

These changes decrease the number of registered subscribers and affect our reported market share, but have no impact on our active subscriber base.

In the future, our intention is to switch the subscriber churn policy from reporting on the basis of registered subscribers to reporting on the basis of active subscribers. We also intend to discontinue providing the number of registered subscribers, as it has become operationally irrelevant.

All the definitions in Attachment A refer to mobile subscribers. With the acquisition of Armentel, the Company also has fixed-line subscribers which are treated separately.

Attachments A, B, C and D present respectively

-	definitions for certain terms used in this press release,

-	the condensed consolidated financial statements of VimpelCom,

-	tables with relevant reconciliations of non-U.S. GAAP financial measures to their most directly comparable U.S. GAAP financial measures, and

-	certain additional reference data relating to the registered subscriber base.

Key Consolidated Financial and Operating Results

	Three months
	3Q2007	3Q2006	Change, 3Q07/3Q06	2Q2007	Change, 3Q07/2Q07
Active subscribers	50,685,787	42,643,900	18.9%	47,701,300	6.3%
Fixed line subscribers	616,175	N/A		610,300	1.0%
Net operating revenues (US$, 000)	1,955,938	1,358,853	43.9%	1,717,167	13.9%
OIBDA (US$, 000)	1,015,158	717,796	41.4%	896,758	13.2%
OIBDA margin	51.9%	52.8%		52.2%
Gross margin (US$, 000)	1,589,625	1,109,219	43.3%	1,402,665	13.3%
Gross margin percentage	81.3%	81.6%		81.7%
SG&A (US$, 000)	556,518	387,236	43.7%	494,445	12.6%
SG&A percentage	28.5%	28.5%		28.8%
Net income (US$, 000)	458,050	268,370	70.7%	359,273	27.5%
Net income per share (US$)	9.02	5.28		7.07
Net income per ADS (US$)*)	0.45	0.26		0.35

*)	Number of ADSs for the purposes of this calculation is based on the new ratio of 20 ADSs per one ordinary share, which came into effect on August 21, 2007.

In the third quarter of 2007, VimpelCom invested $338.8 million for the purchase of long-lived assets. Additionally, the Company paid $232.7 million (net of cash of $2.8 million) for the acquisition of Severnaya Korona, a mobile operator in the Irkutsk region of Russia.

Consolidated figures represent the combined effect of the Company’s operations in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia.

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VimpelCom Announces Third Quarter And Nine Month 2007 Financial And Operating Results

RUSSIA	Three months
	3Q2007	3Q2006	Change, 3Q07/3Q06	2Q2007	Change, 3Q07/2Q07
Net operating revenues*) (US$, 000)	1,652,266	1,228,062	34.5%	1,459,014	13.2%
including interconnect revenue	224,402	133,455	68.1%	203,348	10.4%
OIBDA (US$, 000)	871,163	666,354	30.7%	779,828	11.7%
OIBDA margin	52.7%	54.2%		53.4%
Gross margin (US$, 000)	1,363,407	1,016,335	34.1%	1,208,626	12.8%
Gross margin percentage	82.5%	82.7%		82.8%
SG&A (US$, 000)	477,277	346,157	37.9%	418,738	14.0%
SG&A percentage	28.9%	28.2%		28.7%
Net income (US$, 000)	422,580	279,958	50.9%	355,665	18.8%

ARPU, (US$)	13.4	10.6	26.4%	12.3	8.9%
MOU, (min)	208.9	151.9	37.5%	192.6	8.5%
SAC (US$)	24.8	18.3	35.5%	22.8	8.8%
Active subscribers	41,801,545	38,790,400	7.8%	40,139,600	4.1%
Churn	10.1%	9.9%		7.6%
Subscriber market share**)	30.4%	32.4%		30.9%

*)	Net operating revenues here exclude inter-company transactions (US$696 thousand in 3Q 2007, US$658 thousand in 3Q 2006, US$1,029 thousand in 2Q 2007).
**)	Subscriber market share data presented here and in the following country tables are published by AC&M-Consulting and are generally based on registered subscribers.

In Russia, our continued efforts to deliver growth through active marketing led to 34.5% year-on-year revenue increase. Our marketing efforts have also resulted in further building our brand recognition. Notably, international consulting company Interbrand Zintzmeyer & Lux valued VimpelCom’s “Beeline” brand at US$7.2 billion, naming it the most valuable Russian brand for the third year in a row.

In the third quarter of 2007, our ARPU continued to expand, reaching US$13.4, up 26.4% year-on-year and 8.9% quarter-on-quarter. This growth was driven by an 8.5% quarter-on-quarter increase in usage with stable pricing.

The high volatility of VimpelCom’s share price in the third quarter of 2007 increased our stock option accrual by $16.6 million as compared with the second quarter. This non-cash factor more than explains the quarter-on-quarter drop in the OIBDA margin.

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VimpelCom Announces Third Quarter And Nine Month 2007 Financial And Operating Results

KAZAKHSTAN	Three months
	3Q2007	3Q2006	Change, 3Q07/3Q06	2Q2007	Change, 3Q07/2Q07
Net operating revenues*)(US$, 000)	166,262	103,497	60.6%	148,622	11.9%
including interconnect revenue	28,494	23,975	18.8%	26,487	7.6%
OIBDA (US$, 000)	88,127	49,023	79.8%	80,317	9.7%
OIBDA margin	52.7%	47.0%		53.7%
Gross margin (US$, 000)	122,084	71,929	69.7%	111,960	9.0%
Gross margin percentage	73.1%	69.0%		75.0%
SG&A (US$, 000)	32,650	22,508	45.1%	31,723	2.9%
SG&A percentage	19.5%	21.6%		21.2%
Net income**) (US$, 000)	21,653	-567		16,381	32.2%

ARPU, (US$)	13.6	14.4	-5.6%	13.6	0.0%
MOU, (min)	112.7	87.5	28.8%	88.8	26.9%
SAC (US$)	10.0	8.5	17.6%	10.9	-8.3%
Active subscribers	4,343,073	2,596,300	67.3%	3,857,600	12.6%
Churn	5.9%	11.5%		6.3%
Subscriber market share	47.3%	46.7%		49.3%

*)	Net operating revenues exclude inter-company transactions (US$860 thousand in 3Q 2007, US$711 thousand in 3Q 2006, US$704 thousand in 2Q 2007).
**)	After minority interest.

In the third quarter we continued to rapidly build our business in Kazakhstan. The number of our active subscribers increased by 67.3% year-on-year and 12.6% quarter-on-quarter. This growth came on the back of intensive summer promotional activities, which also led to an exceptionally strong 26.9% increase in MOU and a temporary decline in average price per minute.

Subscriber growth, coupled with resilient quarter-on-quarter ARPU, drove revenue gains of 60.6% year-on-year and 11.9% quarter-on-quarter. Temporary promotional activities together with seasonal growth in roaming put pressure on our gross margin.

As the market approaches saturation, and as competition intensifies, we believe it is the right time to begin shifting our efforts towards the quality of the subscriber base and revenue market share.

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VimpelCom Announces Third Quarter And Nine Month 2007 Financial And Operating Results

UKRAINE	Three months
	3Q2007	3Q2006	Change, 3Q07/3Q06	2Q2007	Change, 3Q07/2Q07
Net operating revenues*) (US$, 000)	36,271	11,542	214.3%	22,741	59.5%
including interconnect revenue	10,861	3,648	197.7%	7,630	42.3%
OIBDA (US$, 000)	6,455	-6,072		-3,073
OIBDA margin	17.5%	N/A		N/A
Gross margin (US$, 000)	23,314	7,335	217.8%	13,487	72.9%
Gross margin percentage	63.0%	59.4%		56.7%
SG&A (US$, 000)	16,465	13,466	22.3%	16,527	-0.4%
SG&A percentage	44.5%	109.0%		69.5%
Net income (US$, 000)	-6,443	-12,974		-17,234

ARPU, (US$)	5.8	6.7	-13.4%	4.2	38.1%
MOU, (min)	168.2	168.4	-0.1%	159.9	5.2%
SAC (US$)	5.5	12.3	-55.3%	9.3	-40.9%
Active subscribers	2,212,250	766,100	188.8%	1,821,800	21.4%
Churn	25.5%	0.8%		7.0%
Subscriber market share	5.1%	2.4%		5.2%

*)	Net operating revenues exclude inter-company transactions (US$708 thousand in 3Q 2007, US$810 thousand in 3Q 2006, US$1040 thousand in 2Q 2007).

Our Ukrainian operations demonstrated very good performance with 188.8% year-on-year and 21.4% quarter-on-quarter growth in active subscribers. Implemented price increases, coupled with seasonally high guest roaming, allowed us to increase our ARPU by 38.1% on a quarter-on-quarter basis despite a continued aggressive pricing environment.

As a result of subscriber and ARPU growth we managed to achieve an impressive 59.5% quarter-on-quarter revenue growth. We would note, however, that seasonal effects on revenue are more pronounced in Ukraine than in our other markets, because of the impact of roamers and short-term seasonal users.

While revenue was up, our sales, general and administrative expenses remained flat quarter-on-quarter, enabling us to become OIBDA-positive in the third quarter, essentially in line with our earlier projections.

Our high level of churn reported in the third quarter was driven by our efforts to increase tariffs, continued tightening of our churn policy and expected seasonal churn of subscribers acquired during the last New Year’s promotion campaign.

Our focus in Ukraine remains on increasing our subscriber base, paying particular attention to the profitability of the business.

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VimpelCom Announces Third Quarter And Nine Month 2007 Financial And Operating Results

UZBEKISTAN	Three months
	3Q2007	3Q2006	Change, 3Q07/3Q06	2Q2007	Change, 3Q07/2Q07
Net operating revenues*) (US$, 000)	29,913	15,675	90.8%	23,126	29.3%
OIBDA (US$, 000)	16,923	9,532	77.5%	11,388	48.6%
OIBDA margin	56.1%	60.5%		49.1%
Gross margin (US$, 000)	25,794	14,018	84.0%	19,967	29.2%
Gross margin percentage	85.6%	89.0%		85.9%
SG&A (US$, 000)	8,668	4,462	94.3%	8,355	3.7%
SG&A percentage	28.7%	28.3%		36.0%
Net income (US$, 000)	6,879	3,229	113.0%	4,253	61.7%

ARPU, (US$)	7.6	11.8	-35.6%	7.2	5.6%
MOU, (min)	289.8	304.8	-4.9%	265.6	9.1%
SAC (US$)	4.4	8.6	-48.8%	4.4	0.0%
Active subscribers	1,586,890	484,200	227.7%	1,192,400	33.1%
Churn	14.2%	6.7%		28.7%
Subscriber market share	35.6%	25.0%		32.7%

*)	Net operating revenues exclude inter-company transactions (US$237 thousand in 3Q 2007, US$79 thousand in 3Q 2006, US$108 thousand in 2Q 2007).

Uzbekistan demonstrated steady growth in subscribers over the last four quarters, with our active subscriber base growing 227.7% year-on-year and 33.1% quarter-on-quarter. This growth, coupled with a 5.6% increase in ARPU, led to a healthy 29.3% quarter-on-quarter revenue growth and OIBDA margin expansion to 56.1%.

With a mobile penetration rate of only about 17%, our operational focus in Uzbekistan remains on accelerating network build-out, maintaining high subscriber growth and developing our sales and distribution network.

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VimpelCom Announces Third Quarter And Nine Month 2007 Financial And Operating Results

TAJIKISTAN	Three months
	3Q2007	3Q2006	Change, 3Q07/3Q06	2Q2007	Change, 3Q07/2Q07
Net operating revenues*) (US$, 000)	7,615	77	9789.6%	5,161	47.5%
OIBDA (US$, 000)	1,646	-980		94	1651.1%
OIBDA margin	21.5%	N/A		1.8%
Gross margin (US$, 000)	5,153	-33		3,237	59.2%
Gross margin percentage	67.3%	-42.9%		62.4%
SG&A (US$, 000)	3,515	947	271.2%	3,118	12.7%
SG&A percentage	45.9%	1229.9%		60.1%
Net income**) (US$, 000)	-276	-782		-1,771

ARPU, (US$)	10.8	3.1	248.4%	10.1	6.9%
MOU, (min)	230.3	69.8	229.9%	224.2	2.7%
SAC (US$)	12.8	18.2	-29.7%	15.3	-16.3%
Active subscribers	268,446	6,900	3790.5%	204,900	31.0%
Churn	1.8%	26.9%		0.8%
Subscriber market share	16.7%	1.9%		15.2%

*)	Net operating revenues exclude inter-company transactions (US$39 thousand in 3Q 2007, US$0 in 3Q 2006, US$23 thousand in 2Q 2007).
**)	After minority interest.

In Tajikistan we continue to demonstrate excellent dynamics with consistent growth in financial performance and subscriber base. On a quarter-on-quarter basis, the Company reported 47.5% growth in revenues and 31.0% growth in the number of active subscribers.

OIBDA turned positive in the second quarter and continued to grow in the third quarter, with the OIBDA margin expanding to 21.5%.

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VimpelCom Announces Third Quarter And Nine Month 2007 Financial And Operating Results

ARMENIA	Three months
	3Q2007	2Q2007	Change, 3Q07/2Q07
Net operating revenues*) (US$, 000), including	63,277	58,349	8.4%
mobile revenues	25,723	23,135	11.2%
fixed revenues	37,554	35,214	6.6%
OIBDA (US$, 000)	32,888	30,069	9.4%
OIBDA margin	51.9%	51.6%
Net income**) (US$, 000)	15,961	3,963	302.8%

Mobile active subscribers	446,957	471,000	-5.1%
ARPU, (US$)	17.6	17.3	1.7%
MOU, (min)	181.0	185.1	-2.2%
Churn***)	4.4%	14.1%
Mobile subscriber market share***)	33.6%	33.5%

Fixed subscribers	616,175	610,300	1.0%
ARPU fixed (US$)	20.4	19.3	5.7%

*)	Net operating revenues exclude inter-company transactions (US$85 thousand in 3Q 2007, US$74 thousand in 2Q 2007).
**)	After minority interest.
***)	According to AC&M-Consulting, our mobile subscriber market share in Armenia as of the end of October was 25.4%, reflecting among other things, additional clean-up of our subscribers.

The Armenian business, acquired in the fourth quarter of 2006, continues to show stable financial performance. Our mobile revenues demonstrated solid 11.2% quarter-on-quarter growth. OIBDA margin remains strong at 51.9%.

Our subscriber market share in the mobile market remains our key area of concern. We have already taken a number of steps to strengthen our competitive position. While these actions are already showing early signs of positive impact, it will take time to fully realize the effects of our efforts.

GEORGIA

The Company launched commercial operations in Georgia on March 15, 2007. Currently we continue to build the network and develop our sales and distribution channels. In the third quarter, we reached approximately 26,600 active subscribers and had revenues of US$0.33 million, representing 90% quarter-on-quarter subscriber growth and 117% revenue growth on a quarter-on-quarter basis. However our operations in this country are still in an early phase of development.

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VimpelCom Announces Third Quarter And Nine Month 2007 Financial And Operating Results

The Company’s management will discuss its third quarter results during a conference call and slide presentation on November 29, 2007 at 6:30 pm Moscow time (10:30 am ET in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay will be available through December 06, 2007. The slide presentation webcast will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

The VimpelCom Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom Group’s GSM and 3G license portfolio covers a territory with a population of about 250 million. This includes the entire territories of Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s strategic and development plans, including network development plans, and developments in the telecommunications markets in which the Company operates. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the telecommunications industries in Russia and the CIS, general political uncertainties in Russia and the CIS and general economic developments in Russia and the CIS, challenges to 3G and Far East tenders and/or litigation with third parties or our shareholders (including Telenor), the Company’s ability to continue to grow its overall revenues and its subscriber base and continued volatility in the world economy. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business (including approval of funding and specific transactions) and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian and CIS telecommunications industries will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexander Boreyko	Peter Schmidt/Michael Polyviou
VimpelCom	Financial Dynamics
Tel: 7(495) 910-5977	Tel: 1(212) 850-5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

– Definitions and tables are attached –

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Attachment A: Definitions

Registered subscriber is an authorized user of cellular services, using one SIM card (GSM/3G) with one or several selective numbers or one handset (DAMPS/CDMA) with one selective number. The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards or handsets.

Reported churn rate is defined as the total number of registered subscribers disconnected from our network within a given period of time expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for two months. Prepaid subscribers are disconnected in two cases: (1) an account have been blocked after the balance drops to $0 or below for up to six months, (2) an account showed no chargeable transaction for up to ten months. The exact number of months prior to the disconnection varies by country and depends on the legislation and market specifics.

Active subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period. Such activities include all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but do not include incoming SMS and MMS sent by our Company or abandoned calls.

Prepaid subscribers are those subscribers who pay for their services in advance.

Fixed-line subscriber is an authorized user of fixed-line communications services.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation and amortization. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

OIBDA margin is OIBDA expressed as a percentage of total net operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

Gross margin is defined as total operating revenues less service costs and cost of handsets and accessories sold.

Gross margin percentage is gross margin expressed as a percentage of total net operating revenues.

Each ADS represents 0.05 of one share of common stock. This ratio was established effective August 21, 2007.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated by dividing the Company’s service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s active subscribers during the period and dividing by the number of months in that period. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

ARPUREG is ARPU calculated with regard to the registered subscriber base.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of active subscribers during the period and dividing by the number of months in that period.

MOUREG is MOU calculated with regard to the registered subscriber base.

SAC (Average Acquisition Cost Per User), a non-U.S. GAAP financial measure, is calculated as dealers’ commissions (for sales and bonus for exclusivity* ), advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added during the relevant period. Reconciliation of SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that SAC in growing markets provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that SAC assists management in quantifying the incremental costs to acquire a new subscriber. SAC should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP.

Market share of subscribers for each relevant area is calculated by dividing the estimated number of our subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan and Armenia, respectively, by the total estimated number of subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan and Armenia, respectively.

*)

Dealers’ bonus for exclusivity which we counted prior to the fourth quarter of 2006 as a part of general and administrative expenses is now included in the dealers’ commission expense. Historical numbers including SAC were recalculated accordingly.

Attachment B: VimpelCom financial statements

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
	(In thousands of US dollars , except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	$1,953,719	$1,354,305	$5,155,393	$3,400,607
Sales of handsets and accessories	1,427	4,365	4,212	15,013
Other revenues	1,822	710	4,024	2,274

Total operating revenues	1,956,968	1,359,380	5,163,629	3,417,894

Revenue based tax	(1,030)	(527)	(2,477)	(1,328)

Net operating revenues	1,955,938	1,358,853	5,161,152	3,416,566

Operating expenses:
Service costs (exclusive of depreciation shown separately below)	365,297	245,359	943,634	604,652
Cost of handsets and accessories sold	1,016	4,275	4,235	14,121
Selling, general and administrative expenses	556,518	387,236	1,490,430	1,025,192
Depreciation	285,572	243,593	840,109	609,532
Amortization	55,583	45,648	162,679	129,751
Provision for doubtful accounts	17,949	4,187	44,520	10,643

Total operating expenses	1,281,935	930,298	3,485,607	2,393,891

Operating income	674,003	428,555	1,675,545	1,022,675

Other income and expenses:
Interest income	9,158	6,152	21,467	11,035
Other income	945	723	3,986	4,518
Interest expense	(51,117)	(49,210)	(144,565)	(139,802)
Other expenses	(10,613)	(8,480)	(32,334)	(20,795)
Net foreign exchange gain (loss)	26,250	(11,753)	51,341	13,929

Total other income and expenses	(25,377)	(62,568)	(100,105)	(131,115)

Income before income taxes and minority interest	648,626	365,987	1,575,440	891,560

Income taxes expense	171,109	99,088	434,703	262,832
Minority interest in net earnings of subsidiaries	19,467	(1,471)	46,139	13,307

Income before cumulative effect of change in accounting principle	458,050	268,370	1,094,598	615,421

Cumulative effect of changes in accounting principles	—	—	—	(1,882)

Net income	$458,050	$268,370	$1,094,598	$613,539

Net income per common share	$9.02	$5.28	$21.53	$12.09
Net income per ADS equivalent	$0.45	$0.26	$1.08	$0.6

Weighted average common shares outstanding (thousands)	50,773	50,843	50,832	50,929

Dividends per share	—	—	$6.47	—
Dividends per ADS equivalent	—	—	$0.32	—

Open Joint Stock Company “Vimpel–Communications”

Unaudited Condensed Consolidated Balance Sheets

	September 30, 2007	December 31, 2006
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	$1,027,797	$344,494
Trade accounts receivable	287,689	311,991
Other current assets	441,767	468,071

Total current assets	1,757,253	1,124,556

Non–current assets
Property and equipment, net	5,087,603	4,615,675
Telecommunication licenses and allocation of frequencies, net	887,031	924,809
Other intangible assets, net	1,273,776	1,033,140
Other assets	781,360	738,366

Total non–current assets	8,029,770	7,311,990

Total assets	$9,787,023	$8,436,546

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$511,378	$671,953
Customer advances and deposits	360,061	314,375
Bank and other loans, current portion	411,222	424,103
Accrued liabilities	410,752	201,545

Total current liabilities	1,693,413	1,611,976

Deferred income taxes	543,557	528,025
Bank and other loans, less current portion	2,332,064	2,065,329
Accrued liabilities	33,171	30,447

Minority Interest	268,967	257,859

Shareholders’ equity	4,915,851	3,942,910

Total liabilities and shareholders’ equity	$9,787,023	$8,436,546

Open Joint Stock Company “Vimpel–Communications”

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine months ended September 30,
	2007	2006
	(In thousands of US dollars)
Net cash provided by operating activities	$2,208,039	$1,434,817

Proceeds from bank and other loans	519,349	747,909
Sale of treasury stock	39,788	—
Payments of fees in respect of bank loans	(7,121)	(41,651)
Repayment of rouble denominated bonds	—	(110,783)
Repayment of bank and other loans	(325,934)	(335,116)
Payment of dividends	(331,886)	—
Purchase of treasury stock	(81,069)	(38,535)

Net cash provided by financing activities	(186,873)	221,824

Purchase of property and equipment	(832,831)	(883,720)
Acquisition of subsidiaries, net of cash	(288,667)	(265,264)
Purchase price adjustment for ArmenTel and Tacom	(12,688)	—
Purchase of intangible assets	(25,682)	(25,758)
Purchase of other assets	(212,467)	(248,271)

Net cash used in investing activities	(1,372,335)	(1,423,013)

Effect of exchange rate changes on cash	34,472	7,619

Net increase (decrease) in cash	683,303	241,247
Cash and cash equivalents at beginning of period	344,494	363,646

Cash and cash equivalents at end of period	$1,027,797	$604,893

Supplemental cash flow information

Cash paid during the period:
Income tax	418,626	232,490
Interest	126,211	116,137

Non–cash activities:
Equipment acquired under financing and capital lease agreements	$39,365	$15,785
Accounts payable for equipment and other long–lived assets	191,894	160,111
Offset of 2009 Tendered Notes	—	232,766
Utilized part of Ericsson non–cash discount in Ukraine	(4,714)	17,899
Acquisitions:
Fair value of assets acquired	76,007	166,034
Fair value of minority interest acquired	41,636	—
Difference between the amount paid and the fair value of net assets acquired	189,657	154,061
Cash paid for the capital stock	(291,433)	(273,716)

Liabilities assumed	$15,867	$46,379

Attachment C. Reconciliation tables (Unaudited)

CONSOLIDATED

Reconciliation of OIBDA

(In thousands of US dollars)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
OIBDA	1,015,158	717,796	896,758
Depreciation	(285,572)	(243,593)	(285,365)
Amortization	(55,583)	(45,648)	(53,807)
Operating income	674,003	428,555	557,586

Reconciliation of OIBDA Margin

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
OIBDA margin	51.9%	52.8%	52.2%
Less: Depreciation as a percentage of net operating revenue	(14.6)%	(17.9)%	(16.6)%
Less: Amortization as a percentage of net operating revenue	(2.8)%	(3.4)%	(3.1)%
Operating income as a percentage of net operating revenue	34.5%	31.5%	32.5%

RUSSIA

Reconciliation of OIBDA in Russia

(In thousands of US dollars)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
OIBDA	871,163	666,354	779,828
Depreciation	(249,781)	(221,973)	(240,387)
Amortization	(29,470)	(26,429)	(28,478)
Operating income	591,912	417,952	510,963

Reconciliation of OIBDA Margin in Russia

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
OIBDA margin	52.7%	54.2%	53.4%
Less: Depreciation as a percentage of net operating revenue	(15.1)%	(18.0)%	(16.5)%
Less: Amortization as a percentage of net operating revenue	(1.8)%	(2.2)%	(1.9)%
Operating income as a percentage of net operating revenue	35.8%	34.0%	35.0%

Reconciliation of SAC in Russia

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
Selling, general and administrative expenses	477,277	346,157	418,738
Less: General and administrative expenses	351,028	247,190	305,941
Sales and marketing expenses, including	126,249	98,967	112,797
advertising & marketing expenses	59,478	46,487	57,636
dealers’ commission expense	66,771	52,480	55,161
New gross subscribers,’000	5,100	5,404	4,947
Subscriber Acquisition Cost (SAC) (US$)	24.8	18.3	22.8

Reconciliation of ARPU in Russia

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
Service revenue and connection fees	1,650,358	1,223,681	1,457,896
Less: Connection fees	184	410	164
Less: Revenue from rent of fiber-optic channels	1,003	760	983
Service revenue used to calculate ARPU	1,649,171	1,222,511	1,456,749
Average number of registered subscribers, ‘000	49,926	47,306	49,043
ARPU REG (US$)	11.0	8.6	9.9
Average number of active subscribers,’000	40,933	38,365	39,359
ARPU (US$)	13.4	10.6	12.3

KAZAKHSTAN

Reconciliation of OIBDA in Kazakhstan

(In thousands of US dollars)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
OIBDA	88,127	49,023	80,317
Depreciation	(14,983)	(17,981)	(17,537)
Amortization	(9,091)	(9,550)	(9,419)
Operating income	64,053	21,492	53,361

Reconciliation of OIBDA Margin in Kazakhstan

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
OIBDA margin	52.7%	47.0%	53.7%
Less: Depreciation as a percentage of net operating revenue	(9.0)%	(17.2)%	(11.7)%
Less: Amortization as a percentage of net operating revenue	(5.4)%	(9.2)%	(6.3)%
Operating income as a percentage of net operating revenue	38.3%	20.6%	35.7%

Reconciliation of SAC in Kazakhstan

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
Selling, general and administrative expenses	32,650	22,508	31,723
Less: General and administrative expenses	23,419	16,521	23,250
Sales and marketing expenses, including	9,231	5,987	8,473
advertising & marketing expenses	5,093	3,329	4,918
dealers’ commission expense	4,138	2,658	3,555
New gross subscribers,’000	919	704	779
Subscriber Acquisition Cost (SAC) (US$)	10.0	8.5	10.9

Reconciliation of ARPU in Kazakhstan

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
Service revenue and connection fees	167,122	104,208	149,326
Less: Connection fees	0	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0
Service revenue used to calculate ARPU	167,122	104,208	149,326
Average number of registered subscribers, ‘000	5,120	3,077	4,598
ARPU REG (US$)	10.9	11.3	10.8
Average number of active subscribers,’000	4,107	2,412	3,655
ARPU (US$)	13.6	14.4	13.6

UKRAINE

Reconciliation of OIBDA in Ukraine

(In thousands of US dollars)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
OIBDA	6,455	(6,072)	(3,073)
Depreciation	(4,417)	(1,218)	(4,330)
Amortization	(5,210)	(5,232)	(5,234)
Operating income	(3,172)	(12,522)	(12,637)

Reconciliation of OIBDA Margin in Ukraine

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
OIBDA margin	17.5%	(49.2)%	(12.9)%
Less: Depreciation as a percentage of net operating revenue	(12.0)%	(9.8)%	(18.2)%
Less: Amortization as a percentage of net operating revenue	(14.1)%	(42.4)%	(22.0)%
Operating income as a percentage of net operating revenue	(8.6)%	(101.4)%	(53.1)%

Reconciliation of SAC in Ukraine

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
Selling, general and administrative expenses	16,465	13,466	16,527
Less: General and administrative expenses	12,454	8,841	11,833
Sales and marketing expenses, including	4,011	4,625	4,694
advertising & marketing expenses	2,753	3,861	3,723
dealers’ commission expense	1,258	764	971
New gross subscribers,’000	729	375	504
Subscriber Acquisition Cost (SAC) (US$)	5.5	12.3	9.3

Reconciliation of ARPU in Ukraine

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
Service revenue and connection fees	36,523	12,320	23,436
Less: Connection fees	112	3	36
Less: Revenue from rent of fiber-optic channels	0	0	0
Service revenue used to calculate ARPU	36,411	12,317	23,400
Average number of registered subscribers, ‘000	2,668	741	2,474
ARPU REG (US$)	4.5	5.5	3.2
Average number of active subscribers,’000	2,081	611	1,847
ARPU (US$)	5.8	6.7	4.2

UZBEKISTAN

Reconciliation of OIBDA in Uzbekistan

(In thousands of US dollars)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
OIBDA	16,923	9,532	11,388
Depreciation	(4,011)	(2,380)	(3,312)
Amortization	(3,438)	(3,268)	(3,414)
Operating income	9,474	3,884	4,662

Reconciliation of OIBDA Margin in Uzbekistan

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
OIBDA margin	56.1%	60.5%	49.1%
Less: Depreciation as a percentage of net operating revenue	(13.3)%	(15.1)%	(14.3)%
Less: Amortization as a percentage of net operating revenue	(11.4)%	(20.7)%	(14.7)%
Operating income as a percentage of net operating revenue	31.4%	24.7%	20.1%

Reconciliation of SAC in Uzbekistan

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
Selling, general and administrative expenses	8,668	4,462	8,355
Less: General and administrative expenses	6,003	3,355	6,579
Sales and marketing expenses, including	2,665	1,107	1,776
advertising & marketing expenses	1,112	500	856
dealers’ commission expense	1,553	607	920
New gross subscribers,’000	603	128	403
Subscriber Acquisition Cost (SAC) (US$)	4.4	8.6	4.4

Reconciliation of ARPU in Uzbekistan

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
Service revenue and connection fees	31,159	16,279	24,009
Less: Connection fees	0	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0
Service revenue used to calculate ARPU	31,159	16,279	24,009
Average number of registered subscribers, ‘000	1,408	490	1,148
ARPU REG (US$)	7.4	11.1	7.0
Average number of active subscribers,’000	1,372	458	1,109
ARPU (US$)	7.6	11.8	7.2

TAJIKISTAN

Reconciliation of OIBDA in Tajikistan

(In thousands of US dollars)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
OIBDA	1,646	(980)	94
Depreciation	(948)	(41)	(587)
Amortization	(158)	(50)	(158)
Operating income	540	(1,071)	(651)

Reconciliation of OIBDA Margin in Tajikistan

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
OIBDA margin	21.5%	(1272.7)%	1.8%
Less: Depreciation as a percentage of net operating revenue	(12.3)%	(53.3)%	(11.4)%
Less: Amortization as a percentage of net operating revenue	(2.1)%	(64.9)%	(3.0)%
Operating income as a percentage of net operating revenue	7.1%	(1390.9)%	(12.6)%

Reconciliation of SAC in Tajikistan

(In thousands of US dollars, except for SAC and subscriber amounts)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
Selling, general and administrative expenses	3,515	947	3,118
Less: General and administrative expenses	2,470	885	2,044
Sales and marketing expenses, including	1,045	62	1,074
advertising & marketing expenses	553	62	665
dealers’ commission expense	492	0	409
New gross subscribers,’000	81.5	3.4	70
Subscriber Acquisition Cost (SAC) (US$)	12.8	18.2	15.3

Reconciliation of ARPU in Tajikistan

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
Service revenue and connection fees	7,675	74	5,222
Less: Connection fees	0	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0
Service revenue used to calculate ARPU	7,675	74	5,222
Average number of registered subscribers, ‘000	256	13	181
ARPU REG (US$)	10.0	1.9	9.6
Average number of active subscribers,’000	236	8	172
ARPU (US$)	10.8	3.1	10.1

ARMENIA

Reconciliation of OIBDA in Armenia

(In thousands of US dollars)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
OIBDA	32,888	NA	30,069
Depreciation	(10,671)	NA	(18,729)
Amortization	(6,951)	NA	(5,875)
Operating income	15,266	NA	5,465

Reconciliation of OIBDA Margin in Armenia

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
OIBDA margin	51.9%	NA	51.6%
Less: Depreciation as a percentage of net operating revenue	(16.8)%	NA	(32.1)%
Less: Amortization as a percentage of net operating revenue	(11.0)%	NA	(10.1)%
Operating income as a percentage of net operating revenue	24.1%	NA	9.4%

Reconciliation of mobile ARPU in Armenia

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
Service revenue and connection fees	25,623	NA	23,208
Less: Connection fees	64	NA	19
Less: Revenue from rent of fiber-optic channels	0	NA	0
Service revenue used to calculate ARPU	25,559	NA	23,189
Average number of registered subscribers, ‘000	528	NA	486
ARPU REG (US$)	16.1	NA	15.9
Average number of active subscribers,’000	483	NA	446
ARPU (US$)	17.6	NA	17.3

Reconciliation of fixed ARPU in Armenia

(In thousands of US dollars, except for ARPU and subscriber amounts)

	Three months ended
	September 30, 2007	September 30, 2006	June 30, 2007
Service revenue and connection fees	37,551	NA	35,214
Less: Connection fees	88	NA	55
Service revenue used to calculate ARPU	37,463	NA	35,159
Average number of subscribers,’000	611	NA	608
Average revenue per subscriber per month (US$)	20.4	NA	19.3

Attachment D. Additional reference data

Operating and Financial Indicators

CONSOLIDATED	Three months
	3Q2007	3Q2006	Change, 3Q07/3Q06	2Q2007	Change, 3Q07/2Q07
Registered mobile subscribers	60,990,302	52,381,500	16.4%	59,049,700	3.3%
Registered fixed subscribers	616,175	N/A		610,300	1.0%

RUSSIA	Three months
	3Q2007	3Q2006	Change, 3Q07/3Q06	2Q2007	Change, 3Q07/2Q07
Registered subscribers	50,296,378	47,651,000	5.6%	49,594,300	1.4%
ARPUREG, (US$)	11.0	8.6	27.9%	9.9	11.1%
MOUREG, (min)	171.3	123.2	39.0%	154.6	10.8%

KAZAKHSTAN	Three months
	3Q2007	3Q2006	Change, 3Q07/3Q06	2Q2007	Change, 3Q07/2Q07
Registered subscribers	5,456,505	3,230,400	68.9%	4,837,200	12.8%
ARPUREG, (US$)	10.9	11.3	-3.5%	10.8	0.9%
MOUREG, (min)	90.4	68.6	31.8%	70.6	28.0%

UKRAINE	Three months
	3Q2007	3Q2006	Change, 3Q07/3Q06	2Q2007	Change, 3Q07/2Q07
Registered subscribers	2,737,000	938,700	191.6%	2,661,400	2.8%
ARPUREG, (US$)	4.5	5.5	-18.2%	3.2	40.6%
MOUREG, (min)	131.2	139.0	-5.6%	119.4	9.9%

UZBEKISTAN	Three months
	3Q2007	3Q2006	Change, 3Q07/3Q06	2Q2007	Change, 3Q07/2Q07
Registered subscribers	1,631,673	546,900	198.3%	1,224,800	33.2%
ARPUREG, (US$)	7.4	11.1	-33.3%	7.0	5.7%
MOUREG, (min)	282.4	285.0	-0.9%	256.5	10.1%

TAJIKISTAN	Three months
	3Q2007	3Q2006	Change, 3Q07/3Q06	2Q2007	Change, 3Q07/2Q07
Registered subscribers	295,049	14,500	1934.8%	218,000	35.3%
ARPUREG, (US$)	10.0	1.9	426.3%	9.6	4.2%
MOUREG, (min)	212.7	40.6	423.9%	213.7	-0.5%

ARMENIA	Three months
	3Q2007	3Q2006	Change, 3Q07/3Q06	2Q2007	Change, 3Q07/2Q07
Registered mobile subscribers	538,411	N/A		497,600	8.2%
ARPUREG, (US$)	16.1	N/A		15.9	1.3%
MOUREG, (min)	165.4	N/A		169.9	-2.6%

VimpelCom

Presentation of 3Q 2007 Financial and Operating Results

Disclaimer

This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the Company’s strategy and development plans in Russia and the CIS. The forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of risks and uncertainties relating to developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and the CIS, general economic developments in Russia and the CIS, challenges to 3G and Far East tenders, and/or litigation with third parties or our shareholders (including Telenor). The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business (including approval of funding and specific transactions) and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Agenda

Welcome Remarks	Alexander Izosimov, CEO
Financial Overview	Elena Shmatova, CFO
Operational Overview	Alexander Izosimov, CEO
Q&A Session	will be joined by:
Nikolay Pryanishnikov, Executive VP, General Director, Russia Kent McNeley, CMO

Quarterly Financial Dynamics

Net Revenues, $ mln Net Revenues, $ mln

OIBDA, $ mln OIBDA Margin

Continuing Increase in Operating Cash Flow

Operating Cash Flow, $ mln CAPEX, $ mln Operating ?ash Flow less CapEx, $ mln

Strong Balance Sheet

OIBDA LTM/ Interest LTM Debt/ Equity Debt/ OIBDA LTM

($ mln)	Sep 30,’07	Dec 31,’06	Dec 31,’05
Cash and Cash Equivalents	1,028	344	364
Total Assets	9,787	8,437	6,307
Total Debt	2,743	2,489	1,998
-Short-term	411	424	421
-Long-term	2,332	2,065	1,577
Shareholders’ Equity	4,916	3,943	2,741
LTM OIBDA*	3,368	2,452	1,571
- LTM Depreciation andamortization	1,318	1,055	593
- LTM Operating Income	2,050	1,397	978
LTM Interest	191	186	147
Debt/ Assets	0.28	0.30	0.32
Net Debt	1,715	2,145	1,634

* In cases when OIBDA is part of financial ratios it is deemed to be calculated in accordance with the reconciliation tables herein

Operating Highlights: Russia

Active Subscriber Base, mln Subscriber Market Share*

VimpelCom MTS MegaFon Others

ARPU, US$ MOU, min

*) Source: AC&M Consulting

Financial Highlights: Russia

Net Revenues, $ mln OIBDA, $ mln

CAPEX, $ mln CAPEX / Revenue, LTM

Sources of Year-on-Year Growth

Net Revenue Growth, $ mln OIBDA Growth, $ mln

Subscriber Growth, ‘000

Russia CIS

Operating Highlights: Kazakhstan

Active Subscriber Base, mln Subscriber Market Share*

VIP K’Cell Others

ARPU, US$ MOU, min

*) Source: AC&M Consulting

Financial Highlights: Kazakhstan

Net Revenues, $ mln OIBDA, $ mln

CAPEX, $ mln CAPEX / Revenue, LTM

Operating Highlights: Ukraine

Active Subscriber Base, mln Subscriber Market Share*

VIP Kyivstar UMC (MTS) Astelit Others

ARPU (US$) MOU, min

*	) Source: AC&M Consulting

Financial Highlights: Ukraine

Net Revenues, $ mln OIBDA, $ mln

CAPEX, $ mln CAPEX / Revenue, LTM

Operating Highlights: Uzbekistan

Active Subscriber Base, mln Subscriber Market Share*

ARPU (US$) MOU, min

*	) Source: AC&M Consulting

Financial Highlights: Uzbekistan

Net Revenues, $ mln OIBDA, $ mln

CAPEX, $ mln CAPEX / Revenue, LTM

Operating and Financial Highlights: Armenia

Active Subscriber Base, mln Net Revenues, $ mln

ARPU, US$ CAPEX, $ mln

* The 4Q 2006 data represent the results of operations for 1.5 months since the date of acquisition by VimpelCom

Operating and Financial Highlights: Georgia and Tajikistan

Georgia

• Operations launched at the end of Q1 and are still in a start-up phase

• Focus on roll-out and distribution network development

Tajikistan

• Sequential rapid growth continues:

948% revenue growth

931% increase in active subscribers

• Substantial expansion in OIBDA and OIBDA margin

• Market share increased from 15.2% to 16.7%

Summary

Strong growth of financial and operating results

• ARPU in Russia continues to expand driven by increasing usage and stable pricing

• Subscriber and revenue growth in the CIS despite increasing competition

Questions and Answers

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Thank you for your interest in VimpelCom

For more information please visit www.vimpelcom.com or contact Investor_Relations@vimpelcom.com

APPENDICES

Russia and CIS License Footprint

Public Recognition

VimpelCom trademark “Beeline” was rated as the “Most Valuable Russian Brand” for the 3rd year in a row by Interbrand with an estimated value of $7.2 billion

• VimpelCom`s Senior Managers topped the annual rankings of the Best Russian Business Leaders in the Telecommunications area by Institutional Investor Magazine and Russian Association of Managers

• VimpelCom named the winner of the Best IR by a Russian Company for the 5th year in a row by IR Magazine

FOREX Development During 3Q 2007

	Average quarterly FX rate to US$
Currency	Change from Q2 07	Change from Q3 06
RUB	1.4%	4.8%
KZT	-1.4%	-0.7%
UAH	0.0%	0.0%
TJS	0.0%	-2.4%
UZS	-1.0%	-3.5%
AMD	4.5%	16.1%
GEL	0.9%	4.8%

*) Source: Prime TASS, National Banks of the CIS countries

Reconciliation Tables of non-U.S. GAAP Measures to Their Most Directly Comparable U.S. GAAP Financial Measures

Reconciliation of OIBDA and OIBDA Margin (Unaudited)

	Three months ended
($’000)	Sept 30, 2007	June 30, 2007	March 31, 2007	Dec 31, 2006	Sept 30, 2006	June 30, 2006
	Reconciliation of OIBDA to operating income
OIBDA	1,015,158	896,758	766,417	689,825	717,796	561,555
Depreciation	(285,572)	(285,365)	(269,172)	(265,086)	(243,593)	(194,845)
Amortization	(55,583)	(53,807)	(53,289)	(50,095)	(45,648)	(43,148)
Operating Income	674,003	557,586	443,956	374,644	428,555	323,562
	Reconciliation of OIBDA margin to operating income as percentage of net operating revenue
OIBDA margin	51.9%	52.2%	51.5%	47.5%	52.8%	50.1%
Less: Depreciation as % of net operating revenues	(14.6%)	(16.6%)	(18.1%)	(18.3%)	(17.9%)	(17.4%)
Less: Amortization as % of net operating revenues	(2.8%)	(3.1%)	(3.6%)	(3.4%)	(3.4%)	(3.9%)
Operating Income	34.5%	32.5%	29.8%	25.8%	31.5%	28.8%

Reconciliation of OIBDA and ARPU in Russia (Unaudited)

	Three months ended
($’000)	Sept 30, 2007	June 30, 2007	March 31, 2007	Dec 31, 2006	Sept 30, 2006	June 30, 2006
	Reconciliation of OIBDA to operating income
OIBDA	871,163	779,828	676,476	645,144	666,354	529,704
Depreciation	(249,781)	(240,387)	(232,681)	(229,544)	(221,973)	(182,684)
Amortization	(29,470)	(28,478)	(28,536)	(27,091)	(26,429)	(25,657)
Operating Income	591,912	510,963	415,259	388,509	417,952	321,363
	Reconciliation of ARPU to service revenue and connection fees
Service revenue andconnection fees	1,650,358	1,457,896	1,276,754	1,276,276	1,223,681	1,014,810
Less: Connection fees	184	164	169	308	410	622
Less: Revenue from rent of fiber-optic channels	1,003	983	964	433	760	325
Service revenue used to calculate ARPU	1,649,171	1,456,749	1,275,621	1,275,535	1,222,511	1,013,863
Average number of active subscribers (‘000)	40,933	39,359	39,021	39,102	38,365	37,733
ARPU (US$)	13.4	12.3	10.9	10.9	10.6	9.0

Reconciliation of OIBDA and ARPU in Kazakhstan (Unaudited)

	Three months ended
($’000)	Sept 30, 2007	June 30, 2007	March 31, 2007	Dec 31, 2006	Sept 30, 2006	June 30, 2006
	Reconciliation of OIBDA to operating income
OIBDA	88,127	80,317	62,007	35,744	49,023	33,908
Depreciation	(14,983)	(17,537)	(15,817)	(21,142)	(17,981)	(9,363)
Amortization	(9,091)	(9,419)	(9,154)	(9,134)	(9,550)	(9,324)
Operating Income	64,053	53,361	37,036	5,468	21,492	15,221
	Reconciliation of ARPU to service revenue and connection fees
Service revenue and connection fees	167,122	149,326	119,399	112,963	104,208	80,301
Less: Connection fees	0	0	0	0	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0	0	0	0
Service revenue used to calculate ARPU	167,122	149,326	119,399	112,963	104,208	80,301
Average number of active subscribers (‘000)	4,107	3,655	3,271	2,728	2,412	2,120
ARPU (US$)	13.6	13.6	12.2	13.8	14.4	12.6

Reconciliation of OIBDA and ARPU in Ukraine (Unaudited)

	Three months ended
($’000)	Sept 30, 2007	June 30, 2007	March 31, 2007	Dec 31, 2006	Sept 30, 2006	June 30, 2006
	Reconciliation of OIBDA to operating income
OIBDA	6,455	(3,073)	(6,518)	(10,546)	(6,072)	(11,259)
Depreciation	(4,417)	(4,330)	(3,203)	(4,325)	(1,218)	(859)
Amortization	(5,210)	(5,234)	(5,210)	(5,722)	(5,232)	(4,909)
Operating Income	(3,172)	(12,637)	(14,931)	(20,593)	(12,522)	(17,027)
	Reconciliation of ARPU to service revenue and connection fees
Service revenue and connection fees	36,523	23,436	16,158	14,652	12,320	5,948
Less: Connection fees	112	36	5	5	3	0
Less: Revenue from rent of fiber- optic channels	0	0	0	0	0	0
Service revenue used to calculate ARPU	36,411	23,400	16,153	14,647	12,317	5,948
Average number of active subscribers (‘000)	2,081	1,847	1,781	1,170	611	338
ARPU (US$)	5.8	4.2	3.0	4.2	6.7	5.9

Reconciliation of OIBDA and ARPU in Uzbekistan (Unaudited)

	Three months ended
($’000)	Sept 30, 2007	June 30, 2007	March 31, 2007	Dec 31, 2006	Sept 30, 2006	June 30, 2006
	Reconciliation of OIBDA to operating income
OIBDA	16,923	11,388	8,664	7,815	9,532	9,507
Depreciation	(4,011)	(3,312)	(3,097)	(2,720)	(2,380)	(1,902)
Amortization	(3,438)	(3,414)	(3,383)	(3,378)	(3,268)	(3,113)
Operating Income	9,474	4,662	2,184	1,717	3,884	4,492
	Reconciliation of ARPU to service revenue and connection fees
Service revenue and connection fees	31,159	24,009	18,778	16,446	16,279	15,507
Less: Connection fees	0	0	0	0	0	0
Less: Revenue from rent of fiber- optic channels	0	0	0	0	0	0
Service revenue used to calculate ARPU	31,159	24,009	18,778	16,446	16,279	15,507
Average number of active subscribers
(‘000)	1,372	1,109	930	558	458	406
ARPU (US$)	7.6	7.2	6.7	9.8	11.8	12.7

Reconciliation of ARPU in Armenia (Unaudited)

	Three Months Ended
	MOBILE				FIXED
($’000)	Sept 30, 2007	June 30, 2007	March 31, 2007	Dec 31, 2006	Sept 30, 2007	June 30, 2007	March 31, 2007	Dec 31, 2006
	Reconciliation of ARPU to service revenue and connection fees
Service revenue and connection fees	25,623	23,208	19,912	10,451	37,551	35,214	34,242	16,922
Less: Connection fees	64	19	129	0	88	55	0	0
Less: Revenue from rent of fiber-optic channels	0	0	0	0	—	—	—	—
Service revenue used t o calculate ARPU	25,559	23,189	19,783	10,451	37,463	35,159	34,242	16,922
Average number of active subscribers (‘000)	483	446	456	409	611	608	607	609
ARPU (US$)	17.6	17.3	14.5	17.0	20.4	19.3	18.8	18.5

Definitions

Registered subscriber is an authorized user of cellular services, using one SIM card (GSM/3G) with one or several selective numbers or one handset (DAMPS/CDMA) with one selective number. The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards or handsets.

Active subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period. Such activities include all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but do not include incoming SMS and MMS sent by our Company or abandoned calls.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated by dividing the Company’s service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s active subscribers during the period and dividing by the number of months in that period. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented above in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of active subscribers during the period and dividing by the number of months in that period.

Market share of subscribers for each country is calculated by dividing the estimated number of the subscribers of a particular company by the total estimated number of subscribers in that country. Market share data is published by consulting agencies specializing in the telecommunications industry in Russia and the CIS and generally based on registered subscribers.

Net debt is calculated as a total interest-bearing debt minus cash and cash equivalents

Free cash flow is calculated as operating cash flow minus capital expenditures before acquisitions

Average quarterly FX rate to US$ for the CIS countries is calculated as the sum of average exchange rates for each month within a quarter divided by three months